EZPEAZY, INC

Real jobs. Real bids. No lead fees.



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ezpeazy.xyz Thornton, CO

Highlights

1. Veteran-built platform where homeowners, contractors, and teens all succeed together.
2. Reverse-auction model — contractors bid on your job, driving prices down instead of up.
3. Young Entrepreneur program helps teens earn safely on small jobs.
4. Strong brand foundation with a friendly mascot, clear messaging, and growing community engagement.
5. Mission-driven marketplace empowering veterans, teens, and families.
6. Contractors, Jobs come to you. No cold calls, no buying leads. Homeowners post, you bid, you win.
7. A platform where homeowners save, contractors grow, and teens earn their first dollar safely.
8. Competitive bidding helps homeowners save while supporting local professionals.

Team



Lance Smith Founder and CEO SPV Voting Proxy

U.S. military veteran and founder building EZPeazy, a platform that makes home services simple, fair, and accessible. Focused on transparent pricing, real opportunities for workers, and helping families get reliable help fast at the best price.

Pitch Deck



EZPeazy
Easy Peasy... Lemon Squeegee
Reverse-Auction
Home Services Platform
Live
Built & Operational
EZPeazy.xyz
WeFunder
Community Round
Own the future of home services
Lance Smith — Founder & CEO | US Military Veteran

Memo

I founded EZPeazy after serving in the United States Marine Corps, where I learned the importance of discipline, integrity, and taking care of the people around you. When I returned to civilian life, I saw how stressful and unpredictable home services had become for families. Ghosting, unclear pricing, and unreliable communication were everywhere. EZPeazy exists to fix that by making home services simple, transparent, and fair.

transparent, and fair.

Our mission goes beyond solving homeowner frustration. We are building a platform that strengthens communities. Our Young Entrepreneur program gives teens a safe and supervised way to earn money through small neighborhood jobs. Parents appreciate the structure, teens gain confidence and responsibility, and communities benefit from seeing young people step up.

EZPeazy also creates real earning opportunities for local workers, including fellow veterans who want a clear and straightforward way to take on home projects without the complexity or high fees found on other platforms.

We are early, but the foundation is strong. We have a clear mission, a relatable brand, and a product that solves real problems for families and businesses. With your support, we can scale EZPeazy into a trusted national platform that brings fairness, opportunity, and community back to home services.

